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Exhibit

Exhibit            Description

99.1	Announcement on 2017/07/03: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2017/07/04: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2017/07/19: UMC will convene Q2 2017 Investor Conference

99.4	Announcement on 2017/07/26: The board meeting approved capital budget execution

99.5	Announcement on 2017/07/26: The Board of Directors resolved the issuance of unsecured straight corporate bonds

99.6	Announcement on 2017/07/26: UMC announced its operating results for the second of 2017

99.7	Announcement on 2017/07/26: Represent subsidiary UMC Capital Corporation to announce the board of directors approves the investment in TransLink Capital Partners IV, L.P.

99.8 Announcement on 2017/07/10: June Revenue

99.9	Announcement on 2017/07/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/05/08~2017/07/03
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$611,048,750;
Total transaction price: NT$611,048,750
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/03/13~2017/07/04
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$ 563,623,200;
Total transaction price: NT$ 563,623,200
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene Q2 2017 Investor Conference

1. Date of the investor conference: 2017/07/26
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q2 2017 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.4

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2017/07/26
2. Content of the investment plan: capital budget execution
3. Anticipated monetary amount of the investment: NTD 3,436 million
4. Anticipated date of the investment: by capital budget plan
5. Source of funds: working capital
6. Concrete purpose/objective: capacity deployment
7. Any other matters that need to be specified: none

Exhibit 99.5

The Board of Directors resolved the issuance of unsecured straight corporate bonds

1. Date of the board of directors’ resolution: 2017/07/26
2. Name        nth issue of (secured, unsecured) corporate bonds of        Co.: United Microelectronics Corporation unsecured straight corporate bonds
3. Total amount of the issue: no more than NT$10,000 million
4. Face value: temporarily set at NT$1 million each
5. Issue price: at par
6. Issue period: To be decided based on market condition
7. Issue coupon/interest rate: To be decided based on market condition
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A
9. Use of the funds raised by the offering and utilization plan: To repay debts
10. Underwriting method: Public offering
11. Trustees for the bonds: To be decided
12. Underwriter or distributing agent institution: To be decided
13. Guarantor(s) for the issue: None
14. Institution serving as agent for payment of the principal and interest: To be decided
15. Certifying institution: None
16. Where convertible into shares, the rules for conversion: N/A
17. Conditions of the investors’ put: None
18. Conditions of the issuer’s call: None
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21. Any other matters that need to be specified: UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issue amount (can be in installments), the issue date, pricing, and other relevant terms.

Exhibit 99.6

UMC announced its operating results for the second quarter of 2017

1. Date of occurrence of the event: 2017/07/26
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
UMC Reports Second Quarter 2017 Results
Company recognizes revenue contribution from 14nm shipments in 2Q17
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2017.
Second quarter consolidated revenue was NT$37.54 billion, up from NT$37.42 billion in 1Q17 and up 1.5% YoY from NT$37.00 billion in 2Q16. 2Q17 consolidated gross margin was 18.0%. Net income attributable to the stockholders of the parent was NT$2.10 billion, with earnings per ordinary share of NT$0.17.
Jason Wang, newly appointed co-president of UMC, said, “In the second quarter of 2017, UMC’s foundry revenue was NT$37.45 billion. Stable chip demand led to a utilization rate of 96%, bringing wafer shipments to 1.74 million 8-inch equivalents. Gross margin was 18.1%. We experienced robust demand for our mature technologies on both 8” and 12” manufacturing, led by strength in the computing and communication segments.”
President Wang continued, “Looking into the third quarter, demand for our mature technologies remains firm. However, due to a softened outlook for 28nm, we project a sequentially flat quarter. Our 28nm HKMG business has become increasingly vulnerable due to high exposure among a few key customers. As a result, we are seeing the possibility that the decline of our 28nm HKMG business will extend into the second half of 2017.”
Co-president SC Chien added, “Recently, UMC’s board of directors appointed Mr. Jason Wang and I as co-presidents. I will take the lead in fab operations and technology development, while president Wang will be responsible for business management and corporate strategy. We will both implement measures to strengthen our foundry competitiveness in core manufacturing and drive operational efficiencies to enhance financial performance. Our goal is to unlock UMC’s value and lead to positive cash flow.”
Third Quarter of 2017 Outlook & Guidance:
Quarter-over-Quarter Guidance:
Wafer Shipments: To remain flat
ASP in USD: To remain flat
Profitability: Gross profit margin will be in the mid-teens % range
Foundry Segment Capacity Utilization: Low 90% range
2017 CAPEX for Foundry Segment: US$1.7 billion
6. Countermeasures: N/A
7. Any other matters that need to be specified: N/A

Exhibit 99.7

Represent subsidiary UMC Capital Corporation to announce the board of directors approves the investment in TransLink Capital Partners IV, L.P.

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):
TransLink Capital Partners IV, L.P.
Venture Capital Fund structured as limited partnership
2. Date of occurrence of the event: 2017/07/26
3. Volume, unit price, and total monetary amount of the transaction:
Trading volume: NA (due to nature of limited partnership);
Unit price: NA (due to nature of limited partnership);
Commitment amount USD15,000,000
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
TransLink Capital Partners IV, L.P.
Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): NA
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Capital contributions by capital call notice;
None
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
Commitment to the fund at its closings;
According to subscription agreement;
Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Cumulative volume: NA (due to nature of limited partnership);
Amount: USD15,000,000;
Percentage of holdings: about 13.57%;
Status of any restriction of rights: None
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Ratio of long term securities investment to total assets: 1.32%
Ratio of long term securities investment to shareholder’s equity: 2.01%
Operating capital as shown in the most recent financial statement: NTD 35,160,371,000
13. Broker and broker’s fee: none
14. Concrete purpose or use of the acquisition or disposal: Long-term investment
15. Net worth per share of the underlying securities acquired or disposed of: NA
16. Do the directors have any objection to the present transaction? : None
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No
18. Any other matters that need to be specified: No

Exhibit 99.8

United Microelectronics Corporation
July 10, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
June	Net sales	13,099,335	13,526,887	-427,552	-3.16%
Year-to-Date	Net sales	74,955,831	71,400,596	3,555,235	4.98%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	4,008,840	3,963,960	21,573,376
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of June 30, 2017 was US$60 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	97,080,192
UMC (Note2)	9,414,700	9,309,300	97,080,192
UMC (Note3)	19,259	18,668	97,080,192
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million. Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. ‘s VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	11,540,600	0
Fair Value	-84,525	0
Net Profit from Fair Value	-24,214	0
Written-off Trading Contracts	23,991,495	0
Realized profit (loss)	305,434	0

Exhibit 99.9

United Microelectronics Corporation
For the month of June, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2017	Number of shares as of June 30, 2017	Changes

—	—	—	—	—
—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2017	Number of shares as of June 30, 2017	Changes

—	—	—	—	—
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